                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                             Constant Contact, Inc.
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                                (Name of Issuer)

                         Voting Shares of Common Stock
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                         (Title of Class of Securities)

                                    210313102
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                                 (CUSIP Number)

                                     9/30/12
                      -----------------------------------
                     Date of Event Which Requires Reporting

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. 210313102                                            Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 St. Denis J. Villere & Company, L.L.C.
                 I.R.S. Identification No. 72-0343760

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)  /   /              (b)  / X /

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OR ORGANIZATION
               Louisiana
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NUMBER OF        5.       SOLE VOTING POWER
                                                549,300
SHARES           ---------------------------------------------------------------

BENEFICIALLY     6.       SHARED VOTING POWER
                                                2,625,420
OWNED BY         ---------------------------------------------------------------

EACH             7.       SOLE DISPOSITIVE POWER
                                                549,300
REPORTING        ---------------------------------------------------------------

PERSON           8.       SHARED DISPOSITIVE POWER
                                                2,625,420
WITH             ---------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,174,720 Shares

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                N/A

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.41%

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12.      TYPE OF REPORTING PERSON*
                IA

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                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

                                  SCHEDULE 13G/A

ITEM 1.

       This Schedule 13G/A relates to shares of the Voting Shares of Common
Stock (the "Shares") of Constant Contact, Inc. a Delaware corporation (the
"Issuer"), whose principal executive offices are located at 1601 Trapelo Road,
Waltham, Massachusetts 02451.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13G/A is St. Denis J.
Villere & Company, L.L.C., a Louisiana limited liability company ("Villere"), with its principal business office located at 601 Poydras St. New Orleans, LA
70130.

         (d)     Title of Class of Securities:  Voting Shares of Common Stock

         (e)     CUSIP Number:  210313102

ITEM 3.

         Villere is filing this Schedule 13G/A as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.          Ownership.

         (a) - (c)        As of September 30, 2012, Villere was deemed to have
or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number           Percentage of             Sole             Shared           Sole             Shared
of               Outstanding               Voting           Voting           Dispositive      Dispositive
Shares           Shares                    Power            Power            Power            Power
------           -------------             ------          ---------         ------------     -----------
3,174,720       10.41%                     549,300         2,625,420         549,300          2,625,420

                               Page 3 of 5 pages

ITEM 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable

ITEM 7.          Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on By the Parent Holding
                 Company.

                 Not Applicable

ITEM 8.          Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.          Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 3, 2012
       ----------------
                                        ST. DENIS J. VILLERE & COMPANY, L.L.C.

                                        By:  /s/ George Young
                                             ----------------------------
                                             George Young
                                             Member

                               Page 5 of 5 pages